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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                        SEC File Number: 0-21999




                           NOTIFICATION OF LATE FILING


                                   (Check One)

                 [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F
                          [ ] Form 10-Q     [ ] Form N-SAR
                      For Period Ended: September 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A
                                                        ---


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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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         Full Name of Registrant:   Nhancement Technologies Inc.
                                    --------------------------------------------
         Former name if applicable: N/A
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         Address of Principal
         Executive Office (Street and Number): 6663 Owen Drive
                                               ---------------------------------
                                               Pleasanton, California 94588
                                               ---------------------------------

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Part II - Rules 12b-25(b) and (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]       (a)     The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]       (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------

          State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


          The Form 10-K could not be filed within the prescribed time period without unreasonable effort and expense because of additional information requests from the Registrant's new independent accounting firm, who became the Registrant's independent accounting firm in September 2000. The filing has also delayed as a result of the temporary absence of necessary personnel due to the holiday season.


Part IV - Other Information
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(1)      Name and telephone number of person to contact in regard to this notification:

         John Zavoli, Chief Financial Officer    (925)            251-3200
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         (Name)                               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          NHANCEMENT TECHNOLOGIES INC.
                          ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 28, 2000                       /s/ John R. Zavoli
                                               -------------------------------
                                               John R. Zavoli
                                               Chief Financial Officer











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